UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Red Oak Capital Fund VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC 28209

(Full mailing address of principal executive offices)

(980) 288-6377

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of our offering circulars, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

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Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company.

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor, as well as our origination and servicing affiliate Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35.0 million of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40.0 million of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.” Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. On January 23, 2024, we filed an amendment to the bond offering statement on Form 1A-POS with the SEC. On January 24, 2024, we filed an amendment to the preferred units offering on Form 1A-POS with the SEC. Both amendments were deemed abandoned as of March 3, 2025. No Series A Bonds, Series Ra Bonds, or Series A Preferred Units were issued in the intervening period or thereafter. The Offering issued $28.7 million, $0.5 million, and $19.3 million of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively.

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As of December 31, 2025, the Company and its subsidiaries held twelve senior secured loans, providing $55.3 million of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 10.27% and weighted average paid-in-kind (“PIK”) interest rate of 0.09% with maturities ranging from May 2026 to November 2027. Variable rate loans generally follow the 1-month tenor of Term SOFR, subject to a floor equal to the rate at closing. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2025:

Borrower	Location	Maturity	Note Principal	Interest Rate
DE Gateway Center Other Units, LLC	West Bloomfield, MI	6/30/2026	$10,078,618	10.00%
McKinney Capital Hermosa Partners LLC	Avalon, CA	5/31/2026	$5,700,000	10.63%*
Prime Realty Ventures Loan 2, LLC	College Park, GA	9/30/2026	$2,310,000	15.28%*
21 West QOZ, LLC	Indianapolis, IN	5/31/2026	$3,400,000	11.00%
140 Holiday Owner, LLC	Covington, LA	12/31/2026	$6,000,000	10.00%*
4632 Owner, LLC	Bossier City, LA	11/30/2027	$1,200,000	10.00%*
Dodson Courtyard Apartments Owner LLC	East Point, GA	3/31/2027	$6,000,000	10.75%*
Happy Living GA II LLC	Augusta, GA	3/31/2027	$962,500	9.75%*
Seven Star Investments LLC	Schiller Park, IL	3/31/2027	$10,000,000	10.25%*
Sharif Investments 17, LLC	Indianapolis, IN	3/31/2027	$2,840,000	10.00%*
Sky Irondequoit, LLC	Rochester, NY	5/31/2026	$2,000,000	9.50%
SWC Cedar Mill OpCo, LLC & SWC Cedar Mill PropCo, LLC	Portland, OR	9/30/2027	$4,825,000	9.00%*

*Current rate based on the 30-day SOFR rate plus 500 to 675 basis points, net of embedded fees payable by the borrower to ROF.

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations following the first closing of our Offering of Bonds on January 27, 2023. Through December 31, 2025, we have received approximately $26.8 million and $17.9 million in net proceeds (after deducting offering-related fees and commissions) from our offerings of Bonds and Preferred Units, respectively.

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As of December 31, 2025, we have deployed approximately $77.9 million into first lien mortgage loans, net of participations with related parties, since inception of the Company. This investment figure includes the initial deployment of capital and reinvestment of principal returned through loan payoffs and repayments, demonstrating the ongoing rotation and active management of our loan portfolio.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Year Ended December 31, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2025.

As of December 31, 2025, the Company and its subsidiaries held twelve senior secured loans, pursuant to which the Company, as the lender, provided $55.3 million of senior secured loan principal to borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two to three additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to zero to one half percent (0% - 0.5%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to the Minimum Interest for the period equal to the Minimum Interest Months as defined in the loan agreements.

On January 7, 2025, the Company’s subsidiary, ROCF VI SPV, LLC, and five other affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank to provide a $50 million secured revolving loan facility. On March 4, 2025, the Company sold $43.2 million in mortgage loans to its subsidiary to be pledged as part of the borrowing base. The Company’s subsidiary initially drew down $10.8 million on the facility and had $8.9 million, net of unamortized debt issuance costs, drawn as of December 31, 2025. Amounts drawn accrue interest at one-month Term SOFR plus an applicable margin and the line matures on January 7, 2028. We anticipate this facility will continue to enhance yields and generate materially higher revenue and net income for the Company in current and future periods.

On April 15, 2025, the Company paid down $6.5 million of the Cross River Bank facility.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. The Company received approximately $2.8 million in proceeds from the sale, resulting in full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances. On May 20, 2025, the Company paid down $0.8 million of the Cross River Bank facility using proceeds from the sale.

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On June 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with 21 West QOZ, LLC equal to approximately 85% of a $4.0 million senior secured loan from ROCF II SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV, LLC pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV on the participation amount sold to the Company. The Company included the purchased participation interest in its borrowing base and, as a result, assumed the $1.2 million line balance.

On June 30, 2025, Miller Garden Apartments, LLC paid off its note with a principal balance of $8.7 million. The Company received approximately $8.3 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $4.4 million using payoff proceeds.

On July 30, 2025, mortgage note borrower DE Gateway Center Other Units, LLC partially paid down its $14.5 million note. The Company received approximately $3.4 million in proceeds from the paydown, of which $3.3 million was applied to pay down outstanding principal. The remaining $0.1 million consisted of fees.

On July 31, 2025, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC paid off its $9.8 million note. The Company received approximately $9.7 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On August 15, 2025, mortgage note borrower Prime Realty Ventures Loan 2 LLC defaulted on its loan after failing to cure a notice of default issued on August 4, 2025 for failure to make required interest payments. Management placed the loan in non-accrual status August 15, 2025, in accordance with its policy. As of December 31, 2025, the loan held an unpaid principal balance of $2.3 million and had $0.1 million of interest outstanding. Subsequent to the end of the period, the borrower paid off its note pursuant to a property sale. The Company received $2.4 million in proceeds, resulting in full repayment of the loan’s carrying amount. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $0.6 million using payoff proceeds.

On September 2, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with Happy Living GA II, LLC equal to approximately 57.52% of a $2.8 million senior secured loan from Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $1.6 million.

On September 3, 2025, the Company entered into a loan agreement with Dodson Courtyard Apartments Owner, LLC, a Georgia limited liability company, to provide a $7.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 9.75% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Georgia.

On September 10, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a portion of its participation interest in the loan held with Happy Living GA II, LLC equal to approximately 23.45% of a $2.8 million senior secured loan to Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $0.7 million.

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On September 29, 2025, the Company entered into a loan agreement with Seven Star Investments LLC, an Illinois limited liability company, to provide a $10.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.25% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a hotel located in Schiller Park, Illinois. On October 23, 2025, the Company added the loan to the Cross River Bank credit facility borrowing base and drew $2.5 million on the line.

On September 29, 2025, the Company drew $5.1 million on the Cross River Bank facility.

On September 30, 2025, the Company entered into a loan agreement with Sharif Investments 17, LLC, an Delaware limited liability company, to provide a $2.8 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 550 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in Indianapolis, Indiana. On October 23, 2025, the Company added the loan to the Cross River Bank credit facility borrowing base and drew $0.7 million on the line.

On October 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with SWC Cedar Mill OpCo, LLC & SWC Cedar Mill PropCo, LLC equal to approximately 44.78% of a $14.1 million senior secured loan from ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, a related party and Delaware limited liability company, for a purchase price of $6.3 million.

On October 6, 2025, the Company entered into an Amended and Restated Loan Participation Agreement with ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, whereby the Company reduced its participation interest in the loan held with SWC Cedar Mill OpCo, LLC & SWC Cedar Mill PropCo, LLC to approximately 34.16% of the $14.1 million senior secured loan which equates to a $4.8 million interest.

On October 21, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with Sky Irondequoit, LLC equal to approximately 23.26% of an $8.6 million senior secured loan from ROCF V SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $2.0 million. On March 4, 2025, ROCF V SPV, LLC pledged this loan to the Cross River Bank facility. As of October 21, 2025, $0.5 million had been drawn by ROCF V SPV, LLC on the participation interest amount sold to the Company. The Company included the purchased participation interest in its borrowing base and, as a result, acquired the $0.5 million line balance.

On November 12, 2025, the Company issued a notice of default to mortgage note borrower McKinney Capital Hermosa Partners LLC for failure to make required interest payments. The borrower cured the default prior to the November 31, 2025 cure date. Subsequent to the end of the period, the Company issued a second notice of default to the borrower for failure to make required interest payments. The notice of default was not cured by the March 18, 2026 cure date, and management placed the loan in non-accrual status on that date, in accordance with its policy.

On November 18, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with 4632 Owner, LLC equal to approximately 34.68% of a $3.5 million senior secured loan from ROCF IV SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million. The Company added the loan to the Cross River Bank credit facility borrowing base on January 8, 2026 and did not draw down the facility related to this loan.

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On November 21, 2025, the Company entered into a commercial note agreement with an unaffiliated party, whereby the Company sold approximately 68.00% of its exposure in the $7.5 million senior secured loan held with Dodson Courtyard Apartments Owner LLC to an unaffiliated third party for a sales price of $5.1 million. The note is in the A position and the unaffiliated note holder initially funded $3.2 million of its $5.1 million commitment. During 2025, the Company called and received $3.5 million of the noteholder’s commitment, leaving $1.6 million unfunded at the end of the period. Subsequent to the end of the period, the Company called and received an additional $0.8 million of the noteholder’s commitment.

On December 5, 2025, the Company entered into two loan participation agreements whereby the Company sold participation interests in the loan held with Dodson Courtyard Apartments Owner LLC equal to approximately 10.00% and 10.00% to unaffiliated third parties for sales prices of $0.8 million and $0.8 million, respectively.

On December 19, 2025, the Company entered into a loan agreement with 140 Holiday Owner, LLC, a Louisiana limited liability company, to provide an $8.4 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. On the same day, the Company entered into loan participation agreements whereby the Company sold participation interests in the loan equal to approximately 14.59% and 14.23% to ROCF IV SPV, LLC and ROIOF SPV, LLC, both related parties and Delaware limited liability companies, for sales prices of $1.2 million and $1.2 million, respectively. The underlying property is multifamily apartments located in the state of Louisiana.

For the period ending December 31, 2025, our total consolidated revenues from operations amounted to $5.1 million. Operating costs for the same period, including interest expense of $3.2 million, management fees of $0.5 million, and professional fees of $0.4 million, amounted to $4.2 million. Net income for the period amounted to $0.9 million.

Results of Operations – For the Year Ended December 31, 2024

Set forth below is a discussion of our operating results for the year ended December 31, 2024.

As of December 31, 2024, the Company held six senior secured loans, pursuant to which the Company, as the lender, provided $43.2 million of senior secured loan principal to various borrowers.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of the $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million. In 2025, the borrower paid down $3.6 million of the loan’s aggregate principal, of which $3.3 million was applied as a pay down on the Company’s $13.4 million outstanding interest.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.2 million senior secured mortgage loan. The loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.0% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on March 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is an industrial manufacturing plant located in Texas. In 2025, the borrower paid off the loan in full, inclusive of the loan’s principal, outstanding interest and fees, and reserves.

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On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.625% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on May 31, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is a hotel and multifamily apartments located in California.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.7% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.7% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.9 million.

On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.3% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On October 4, 2024, the Company entered into a loan agreement with Prime Realty Ventures Loan 2, LLC, a Georgia limited liability company, to provide a $2.3 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 565 basis points, which equated to an all-in rate of 10.28% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on September 30, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is multifamily apartments located in Georgia. Subsequent to the year ended December 31, 2025, the borrower paid off the loan, resulting in full repayment of the loan’s carrying amount.

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On November 1, 2024, the Company received $5.9 million in proceeds from Hill Island CHP SPV LLC, net of each participant’s share, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding contingency reserves.

On November 4, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On November 7, 2024, the Company entered into a loan agreement with Miller Gardens Apartments LLC, a Georgia limited liability company, to provide a $8.7 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 665 basis points, which equated to an all-in rate of 11.025% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing agreement. The loan matures on October 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is multifamily apartments located in Georgia. In 2025, the borrower paid off the loan in full, inclusive of the loan’s principal, outstanding interest and fees, and reserves.

On December 6, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million. In 2025, the Company sold its remaining interest in the loan to Oak Institutional Credit Solutions, LLC, an affiliated entity.

For the year ended December 31, 2024, our total revenues from operations amounted to $4.7 million. Operating costs for the same period, including bond interest expense of $2.8 million, professional fees of $0.5 million, and management fees of $0.5 million, amounted to $3.8 million. Net income for the period amounted to $0.9 million.

Liquidity and Capital Resources

As of December 31, 2025, we raised $28.7 million of Series A Bonds, $0.5 million of Series Ra Bonds, and $19.3 million of Series A Preferred Units. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds and Cross River Bank facility. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

On January 7, 2025, the Company’s subsidiary, ROCF VI SPV, LLC, and five other related parties (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank for a $50.0 million secured revolving loan facility. As part of the agreement, the Company sold certain senior secured loans to its subsidiary, which are held as collateral securing the facility. On March 4, 2025, the Company’s subsidiary drew down on the facility for $10.8 million. As of December 31, 2025, the Company’s subsidiary had $9.1 million drawn. The Company will continue to use these proceeds to acquire new senior secured commercial real estate loans.

On November 21, 2025, the Company entered into a commercial note agreement with an unaffiliated third party, whereby the Company sold approximately 68.00% of its exposure in the $7.5 million loan with Dodson Courtyard Apartments Owner LLC. The note is in the A position. During 2025, the Company called and received $3.5 million of the note holder’s $5.1 million commitment. Proceeds received were used to acquire new senior secured commercial real estate loans during the year.

As of December 31, 2025, the Company had cash on hand of $4.3 million.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital depends on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity.

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Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of December 31, 2025, all offerings for the Company are closed and, as such, we will no longer issue any additional bonds or preferred units. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

On January 7, 2025, the Company's subsidiary and five other affiliated entities secured a $50.0 million secured revolving loan facility from Cross River Bank. In March 2025, the Company sold its interest in six senior secured loans with aggregate principal of $43.2 million to its subsidiary, ROCF VI SPV, LLC, to be pledged as security to the Cross River Bank facility. ROCF VI SPV, LLC drew $10.8 million, gross of closing fees, on March 4, 2025, and had $9.1 million drawn as of December 31, 2025.

During the period, the Company originated four mortgage loans and purchased five loan participation interests, providing $43.3 million of principal to various borrowers. The Company sold four participation interests during the period, totaling $6.1 million. Additionally, the Company sold its remaining exposure of $3.4 million in a senior secured mortgage loan to a related party and $5.1 million of its exposure on a $7.5 million senior secured mortgage loan in the form of a note-on note agreement to an unaffiliated third party. $21.7 million of loan principal was repaid to the Company during the year through two payoffs and a partial paydown. Proceeds from the originations, participation interests sold, and payoffs were partially used to pay down the Cross River Bank facility and the remainder was deployed into new senior secured loans.

Subsequent to year-end and through the date of this filing, the Company deployed approximately $4.0 million of available capital, consisting of a $4.0 million loan participation interest upsize in the loan held with Sky Irondequoit, LLC. During the same period, one $2.3 million loan was repaid, and the Company restructured the existing mortgage note for the loan with 140 Holiday Owner, LLC. On March 25, 2026, pursuant to a Note Modification and Severance Agreement between the Company and 140 Holiday Owner, LLC, the original promissory note was severed into two amended and restated promissory notes: an Amended and Restated Promissory Note A in the principal amount of $7.2 million payable to an unaffiliated third party, and an Amended and Restated Promissory Note B in the principal amount of $1.3 million retained by the Company. Both notes are secured by the underlying property. In connection with the restructuring, the Company repurchased the outstanding $2.4 million participation interests from related parties.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect to maintain our capital deployment momentum through 2026. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

11

Macroeconomic conditions remain uncertain due to lingering inflationary pressures, geopolitical events, and sporadic tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, market volatility, and pressure on both consumer and commercial credit performance. High interest rates driven by elevated inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

Item 3. Directors and Officers

As of the issuance date of this report, the following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Sponsor	Director/Officer Since
Gary Bechtel	68	Chief Executive Officer*	August 2020
Kevin P. Kennedy	60	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	59	President and Chief Strategy Officer*	March 2025 (President) November 2019 (Chief Strategy Officer)
Paul Cleary	62	Chief Operating Officer	March 2022
Thomas McGovern	47	Chief Financial Officer	April 2022
Robert Kaplan	55	Chief Legal Officer and EVP, Corporate Development	March 2023
Matthew Webster	59	Chief Credit Officer and EVP	March 2025

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer of our Sponsor and a member of the board of managers of ROHM.  Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO).  Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self-storage and manufactured housing.  He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

12

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer of our Sponsor and a member of the board of managers for ROHM. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburgh, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is President and Chief Strategy Officer for our Sponsor. Ray is responsible for the company’s lending and asset management operations, as well as our long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused his operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is Chief Operating Officer of our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender.  He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

13

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development of our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Robert to serve on the Virginia Board of Housing and Community Development. Robert received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

Matthew Webster serves as the Chief Credit Officer and Executive Vice President of our Sponsor. Matthew leads the Sponsor’s credit strategy, portfolio risk management, and underwriting operations. Matthew brings more than 30 years of experience in capital markets, structured finance, and risk management having worked across balance sheet and securitized lending, senior and mezzanine debt, equity investments, and non-performing loan acquisitions. He has structured and executed over $250 billion in transactions and worked with some of the world's most sophisticated institutional investors, including sovereign wealth funds, global REITs, and alternative asset managers. Matthew previously served as Global Head of Real Estate Finance at HSBC, managing more than $100 billion in commercial real estate exposure. His expertise spans key roles at Morgan Stanley, Goldman Sachs, Hypo Real Estate, and Fitch Ratings, where he led major capital markets initiatives and advised regulatory bodies on financial stability and capital requirements. Matthew holds a Chartered Financial Analyst (CFA) certificate and earned dual bachelor's degrees in Business Management and Economics from North Carolina State University. He frequently lectures at universities and contributes to industry forums on commercial real estate finance and investment strategies.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

14

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000	100	%(1)
Common Units	Gary Bechtel	6,000	100	%(2)
Common Units	Kevin Kennedy	6,000	100	%(3)
Common Units	Raymond Davis	6,000	100	%(4)
Common Units	All Executives and Managers	6,000	100%

*Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

**Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities regardless of whether he or she has an economic or pecuniary interest in such securities.

(1) Common Units issued to our Sponsor, Red Oak Capital Holdings, LLC ("Sponsor") as consideration for a capital commitment of $1,500,000, which may be called at times and in amounts in the discretion of the Manager. As such, each of Messrs. Bechtel, Kennedy and Davis have shared voting and dispositive power of such Common Units owned by our Sponsor. Messrs. Bechtel, Kennedy and Davis are officers of our Sponsor which is the sole member of our Manager, and on the Board of Managers of Red Oak Capital Holdings Management, LLC ("ROHM"), which is the manager of and owns 100% of the interests in our Sponsor. Messrs. Bechtel, Kennedy and Davis also own 13.27%, 19.15% and 8.84% of non-voting units of our Sponsor, respectively. Additionally, White Oak Capital Holdings, LLC, of which each of Messrs. Bechtel and Davis own 34.58% interests, owns 27.99% of the non-voting units of our Sponsor. Each of Messrs. Bechtel, Kennedy and Davis disclaim beneficial ownership of the Common Units held by the Sponsor, except to the extent of each individual's proportionate pecuniary interests therein.

(2) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Kennedy disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(4) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Davis disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements

Item 6. Other Information

None.

Item 7. Financial Statements

15

RED OAK CAPITAL FUND VI, LLC

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2025 AND DECEMBER 31, 2024

16

Red Oak Capital Fund VI, LLC and Subsidiaries Contents

17

INDEPENDENT AUDITOR’S REPORT

To the Members

Red Oak Capital Fund VI, LLC

Opinion

We have audited the accompanying consolidated financial statements of Red Oak Capital Fund VI, LLC (the “Company,” a Delaware limited liability corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in member’s capital, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

18

To the Members

Red Oak Capital Fund VI, LLC

Page Two

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information Included in the Company’s Annual Report

Management is responsible for the other information included in the Company’s annual report. The other information comprises the Company’s annual report on Form 1-K but it does not include the financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance on it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ UHY LLP

Farmington Hills, Michigan

April 29, 2026

19

Red Oak Capital Fund VI, LLC and Subsidiaries
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024

Assets

Current assets:
Cash and cash equivalents	$4,338,779	$2,609,595
Mortgage loans receivable, held for investment, net	29,374,856	34,935,331
Interest receivable	743,506	307,757
Due from affiliates	523,080	32,383
Accounts receivable	-	370
Prepaid expenses	-	4,125
Other assets	-	15,000
Total current assets	34,980,221	37,904,561

Long-term assets:
Mortgage loans receivable, held for investment, net	25,609,199	7,958,050

Total assets	$60,589,420	$45,862,611

Liabilities and Members' Capital

Current liabilities:
Loan construction reserves	$3,710,919	$1,781,275
Loan interest reserves	2,533,874	1,804,822
Distributions payable	669,760	670,935
Bond interest payable	615,505	585,001
Due to affiliates	188,158	4,125
Accounts payable	108,106	41,354
Total current liabilities	7,826,322	4,887,512

Long-term liabilities:
Credit facility, net	8,878,537	-
Notes payable, net	3,432,546	-
Series A bonds payable, net	27,392,325	26,964,491
Series Ra bonds payable, net	521,982	519,312
Total long-term liabilities	40,225,390	27,483,803

Members’ Capital:
Common Units	217	208
Preferred Series A Units	12,537,491	13,491,088
Total members’ capital	12,537,708	13,491,296

Total liabilities and members’ capital	$60,589,420	$45,862,611

The accompanying footnotes are an integral part of the financial statements

20

Red Oak Capital Fund VI, LLC and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31,
	2025	2024

Revenue:
Mortgage interest income	$4,843,373	$4,292,779
Bank interest income	234,533	232,800
Paid-in-kind interest income	30,317	110,264
Dividend income	-	49,365
Total revenue	5,108,223	4,685,208

Expenses:
Interest expense	3,207,588	2,766,788
Management fees	483,660	483,550
Professional fees	391,083	417,024
Management disposition fees	113,750	40,000
Organization fees	-	30,560
Other expenses	-	2,752
Total expenses	4,196,081	3,740,674

Net income	$912,142	$944,534

The accompanying footnotes are an integral part of the financial statements

21

Red Oak Capital Fund VI, LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Capital
		Preferred
	Common Units	Series A Units	Total

Members’ capital, January 1, 2024	$197	$13,824,969	$13,825,166

Capital contributions	-	657,000	657,000

Capital distributions	-	(1,887,771)	(1,887,771)

Syndication costs	-	(47,633)	(47,633)

Net income	11	944,523	944,534

Members’ capital, January 1, 2025	$208	$13,491,088	$13,491,296

Capital distributions	-	(1,865,730)	(1,865,730)

Net income	9	912,133	912,142

Members’ capital, December 31, 2025	$217	$12,537,491	$12,537,708

The accompanying footnotes are an integral part of the financial statements

22

Red Oak Capital Fund VI, LLC and Subsidiaries
Consolidated Statements of Cash Flows
	For the Year Ended December 31,
	2025	2024

Cash flows from operating activities:
Net income	$912,142	$944,534

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(387,206)	(347,858)
Amortization of debt issuance costs	518,559	430,869

Change in other operating assets and liabilities:
Net change in interest receivable	(435,749)	(197,977)
Net change in due from affiliates	(490,697)	(32,383)
Net change in accounts receivable	370	(370)
Net change in prepaid expenses	4,125	(4,125)
Net change in other assets	15,000	(15,000)
Net change in bond interest payable	30,504	66,518
Net change in due to affiliates	184,033	4,125
Net change in accounts payable	66,752	3,606
Net change in management fees payable	-	(68,620)
Net change in prepaid bond interest	-	(21,459)

Net cash provided by (used in) operating activities	417,833	761,860

Cash flows from investing activities:
Mortgage notes issued, net of participations	(36,812,350)	(22,651,600)
Mortgage notes repaid	25,108,882	5,950,000
Loan interest reserves, net	729,052	946,015
Loan construction reserve additions	7,086,800	7,424,211
Loan construction reserve drawdowns	(5,157,156)	(6,272,010)

Net cash provided by (used in) investing activities	(9,044,772)	(14,603,384)

Cash flows from financing activities:
Capital contributions	-	622,000
Capital distributions, net of distributions payable	(1,866,905)	(1,688,136)
Syndication costs	-	(47,633)
Proceeds from notes payable	3,479,592	-
Proceeds from Series A Bonds	-	771,000
Proceeds from Series Ra Bonds	-	100,000
Credit facility drawdowns	20,778,117	-
Credit facility paydowns	(11,695,963)	-
Payment of debt issuance costs	(338,718)	(66,858)

Net cash provided by (used in) financing activities	10,356,123	(309,627)

Net change in cash and cash equivalents	1,729,184	(14,151,151)

Cash and cash equivalents, beginning of year	2,609,595	16,760,746

Cash and cash equivalents, end of year	$4,338,779	$2,609,595

Supplemental disclosures of cash flow information:
Bond interest paid	$2,340,005	$2,293,383
Preferred distributions accumulated but unpaid to Series A Unitholders	$669,760	$670,935

The accompanying footnotes are an integral part of the financial statements

23

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

1. Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the Sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company was formed on June 10, 2021 and commenced operations on January 23, 2023. As of December 31, 2025, the Company has raised $19.3 million of Series A Preferred Membership Interests (the “Series A Units”), $28.7 million of Series A Unsecured Bonds (the “A Bonds”) and $0.5 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The Company’s securities offerings are now closed. The Company’s term is indefinite.

The Company's operations may be adversely affected by macroeconomic conditions and global uncertainties, including lingering inflation, elevated interest rates, geopolitical instability, changes to fiscal and monetary policy, labor shortages, supply chain disruptions, and the sporadic effects of tariffs and trade disputes on key imports and exports. The current macroeconomic environment has contributed to volatility in the capital markets, tighter lending conditions, and declining commercial real estate valuations across certain property types. These conditions have the potential to negatively impact both the Company and its borrowers. Possible effects include, but are not limited to, delays in borrower repayment, increased loan extension and modification requests, higher rates of default, deterioration of collateral values underlying the Company's loan portfolio, reduced borrower access to refinancing or take-out capital, increased construction and development costs affecting the feasibility of borrower business plans, and delayed or disrupted loan closings. A significant volume of commercial real estate debt across the broader market is scheduled to mature or has been extended into the current period, which may further strain borrower liquidity and increase refinancing risk. Any prolonged disruption caused by these conditions, or any worsening thereof, is uncertain in both duration and severity; however, such events may result in a material adverse impact on the Company's financial position, results of operations, and cash flows.

2. Significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the consolidated financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. The Managing Member believes the estimates utilized in preparing the Company’s consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's consolidated financial statements.

Principles of consolidation

The consolidated financial statements have been prepared on a consolidated basis and include the accounts of Red Oak Capital Fund VI, LLC, its wholly owned and controlled subsidiaries ROCF VI SPV Holdco IP, LLC and ROCF VI SPV Holdco, LLC (the “Holdco IP” and “Holdco”, respectively), the Holdco IP’s wholly-owned subsidiary ROCF VI SPV IP, LLC, and the Holdco’s wholly-owned subsidiary ROCF VI SPV, LLC (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

24

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and is based on the Company’s expectations as of the balance sheet date.

25

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. No allowance for loan losses was recorded as of December 31, 2025 or December 31, 2024.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – moderate probability of default
4.	Watch – material probability of default
5.	Special mention – significant probability of default
6.	Substandard – substantial probability of default
7.	Doubtful – highly likely probability of default
8.	Default – defaulted / expected to default

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loans. Accrued interest receivable was $0.7 million and $0.3 million as of December 31, 2025 and December 31, 2024, respectively, relating to loans.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. The Company wrote off $0.04 million and $0 of loan accrued interest receivables during the years ended December 31, 2025 and December 31, 2024, respectively.

26

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loan was in nonaccrual status as of December 31, 2025, and no loans were in nonaccrual status as of December 31, 2024.

The Company generally will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. In addition, management may place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is in doubt.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying Consolidated Balance Sheets. Accretion of loan origination income totaled $0.3 million and $0.3 million for the years ending December 31, 2025 and December 31, 2024, respectively, which is included in interest income in the accompanying Consolidated Statements of Operations. The Company had gross mortgage loans receivable of $55.3 million and $43.2 million, presented net of $0.3 million and $0.3 million of unamortized deferred loan origination income as of December 31, 2025 and December 31, 2024.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying consolidated financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

27

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

2. Significant accounting policies (continued)

As of December 31, 2025 and December 31, 2024, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2025 and December 31, 2024, no amount of interest and penalties related to uncertain tax positions was recognized in the Consolidated Statements of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members' deficit or net loss.

3. Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the years ending December 31, 2025 and December 31, 2024, the Company incurred management fees of $0.5 million and $0.5 million, respectively. As of December 31, 2025 and December 31, 2024, $0 of management fees were payable to the Managing Member.

28

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

4. Related party transactions (continued)

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the years ending December 31, 2025 and December 31, 2024, $0 and $0.03 million of organization fees were incurred, respectively. As of December 31, 2025 and December 31, 2024, $0 of organization fees were payable to the Managing Member.

The Company pays a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. For the years ending December 31, 2025 and December 31, 2024, $0.1 million and $0.04 million of disposition fees were incurred, respectively. As of December 31, 2025 and December 31, 2024, $0 of disposition fees were payable to the Managing Member.

The Manager charges borrowers a special servicing fee of 3.00% per annum on loans that are in workout, payable out of the borrower's contingency reserve. During the years ended December 31, 2025 and December 31, 2024, the Managing Member charged borrowers $0.04 million and $0 of special servicing fees. As of December 31, 2025 and December 31, 2024, $0.04 million and $0 of special servicing fees were payable to the Managing Member, respectively.

5. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2025 and December 31, 2024 consisted of the following:

	12/31/2025	12/31/2024
Mortgage loans receivable	$55,316,118	$43,197,500
Deferred origination fees	(332,063)	(304,119)
Mortgage loans receivable, held for investment, net	$54,984,055	$42,893,381

The below table summarizes mortgage loans receivable, net, by credit quality indicators as of December 31, 2025 and December 31, 2024:

Indicator	12/31/2025	12/31/2024
Prime	$-	$-
Pass	-	9,726,024
Low pass	-	30,887,807
Watch	45,804,680	2,279,550
Special mention	1,188,695	-
Substandard	-	-
Doubtful	2,296,970	-
Default	5,693,708	-
Total	$54,984,055	$42,893,381

29

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

5. Mortgage loans receivable (continued)

As of December 31, 2025 and December 31, 2024, the Company held approximately $55.0 million and $42.9 million of mortgage loans receivable, net, respectively. At December 31, 2025, this consisted of twelve mortgage loans with a weighted average interest rate of 10.36% with maturities ranging from May 31, 2026 to November 30, 2027. The notes carry an original maturity of twelve to twenty-four months with two to three optional six-month extensions. At December 31, 2024, this consisted of six mortgage loans with an interest rate weighted average of 10.26% with maturities ranging from March 31, 2025 to September 30, 2026. The Company earned and accrued $4.8 million and $4.3 million of mortgage loan interest and fee income and $0.03 million and $0.1 million of PIK interest income during the years ending December 31, 2025 and December 31, 2024, respectively.

In accordance with current loan agreements, borrowers generally must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2025 and December 31, 2024, the loan interest reserve account, including prepaid interest, contained $2.5 million and $1.8 million, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of December 31, 2025 and December 31, 2024, the loan construction reserve account contained $3.7 million and $1.8 million, respectively.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.2 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The underlying property is an industrial manufacturing plant located in Texas. On April 23, 2024, the borrower made a $0.4 million partial principal repayment, bringing the gross principal outstanding to $9.8 million. On March 11, 2025, the Company agreed to extend the loan’s maturity date for a six-month period to September 30, 2025. On July 31, 2025, the borrower paid off its loan, resulting in full repayment of the loan carrying amount, inclusive of all principal, interest, and other charges, net of outstanding interest and construction reserves.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

30

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

5. Mortgage loans receivable (continued)

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.63% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on May 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is located in the state of California and consists of a hotel and multifamily apartments.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.71% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.69% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.9 million.

On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.25% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On October 4, 2024, the Company entered into a loan agreement with Prime Realty Ventures Loan 2, LLC, a Tennessee limited liability company, to provide a $2.3 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 565 basis points, which equated to an all-in rate of 10.28% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on September 30, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the state of Georgia.

On October 31, 2024, mortgage note borrower Hill Island CHP SPV LLC paid off its $8.0 million note. The Company received approximately $8.5 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On November 4, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

31

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

5. Mortgage loans receivable (continued)

On November 7, 2024, the Company entered into a loan agreement with Miller Gardens Apartments LLC, a Georgia limited liability company, to provide a $8.7 million senior secured mortgage loan. The underlying property is a multifamily apartment community located in the state of Georgia. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 665 basis points, which equated to an all-in rate of 11.03% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on October 31, 2025, though such maturity date can be extended for up to four consecutive 6-month periods per the terms of the loan agreement. On June 30, 2025, the borrower paid off its $8.7 million note. The Company received approximately $8.3 million in proceeds from the loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On December 6, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company. The Company received approximately $2.8 million in proceeds at time of sale, resulting in a full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances.

On June 1, 2025, the Company entered into a Loan Participation Agreement with ROCF II SPV, LLC, a related party, and Delaware limited liability company, whereby the Company purchased a participation interest equal to approximately 85.00% of a $4.0 million loan held with 21 WEST QOZ LLC, a Florida limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV, LLC pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV, LLC on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $1.2 million line balance.

On July 30, 2025, mortgage note borrower DE Gateway Center Other Units LLC paid off approximately $3.6 million of its $14.5 million note. The Company received approximately $3.4 million in proceeds from the loan pay down resulting in a partial repayment of the loan carrying amount, including principal and other fees.

On July 31, 2025, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC paid off its $9.8 million note. The Company received approximately $9.7 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and reserves.

On August 15, 2025, mortgage note borrower Prime Realty Ventures Loan 2 LLC defaulted on its loan after failing to cure a notice of default issued on August 4, 2025 for failure to make required interest payments. Management placed the loan in non-accrual status August 15, 2025, in accordance with its policy. As of December 31, 2025, the loan held an unpaid principal balance of $2.3 million, $0.1 million of interest outstanding, and a loan loss reserve of $0.1 million. Subsequent to the end of the period, the borrower paid off its note pursuant to a property sale. The Company received $2.4 million in proceeds, resulting in full repayment of the loan’s principal amount and partial repayment of outstanding interest. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $0.6 million using payoff proceeds.

32

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

5. Mortgage loans receivable (continued)

On September 2, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with Happy Living GA II, LLC equal to approximately 57.52% of a $2.8 million senior secured loan from Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $1.6 million.

On September 3, 2025, the Company entered into a loan agreement with Dodson Courtyard Apartments Owner, LLC, a Georgia limited liability company, to provide a $7.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 625 basis points, which equated to an all-in rate of 10.75% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company's servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Georgia.

On September 10, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a portion of its participation interest in the loan held with Happy Living GA II, LLC equal to approximately 23.45% of a $2.8 million senior secured loan to Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $0.7 million.

On September 29, 2025, the Company entered into a loan agreement with Seven Star Investments LLC, an Illinois limited liability company, to provide a $10 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.25% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company's servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a hotel located in the state of Illinois.

On September 30, 2025, the Company entered into a loan agreement with Sharif Investments 17, LLC, an Indiana limited liability company, to provide a $2.8 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 550 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company's servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Indiana.

On October 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with SWC Cedar Mill OpCo, LLC and SWC Cedar Mill PropCo, LLC equal to approximately 44.78% of a $14.1 million senior secured loan from ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, a related part and Delaware limited liability company, for a purchase price of $6.3 million.

On October 6, 2025, the Company entered into an Amended and Restated Loan Participation Agreement with ROCF IV Series, a series of Red Oak Capital Fund Series, LLC, whereby the Company reduced its participation interest in the loan held with SWC Cedar Mill OpCo, LLC and SWC Cedar Mill PropCo, LLC to approximately 34.16% of the $14.1 million senior secured loan which equates to a $4.8 million interest.

On October 21, 2025, the Company entered into a Loan Participation Agreement with ROCF V SPV, LLC, a related party, and Delaware limited liability company, whereby the Company purchased a participation interest equal to approximately 23.26% of a $8.6 million loan held with Sky Irondequoit, LLC, a Texas limited liability company, for a purchase price of $2.0 million. On March 4, 2025, ROCF V SPV, LLC pledged this loan to the Cross River Bank facility. As of October 21, 2025, $0.5 million had been drawn by ROCF V SPV, LLC on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $0.5 million line balance.

33

Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

5. Mortgage loans receivable (continued)

On November 12, 2025, the Company issued a notice of default to mortgage note borrower McKinney Capital Hermosa Partners LLC for failure to make required interest payments. The borrower cured the default prior to the November 31, 2025 cure date. Subsequent to the end of the period, the Company issued a second notice of default to the borrower for failure to make required interest payments. The notice of default was not cured by the March 18, 2026 cured date and management placed the loan in non-accrual status on that date, in accordance with its policy.

On November 18, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with 4632 Owner LLC equal to approximately 34.68% of a $3.5 million senior secured loan from ROCF IV SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

On November 21, 2025, the Company entered into a commercial note agreement with an unaffiliated third party, whereby the Company sold approximately 68.00% of its exposure in the $7.5 million senior secured loan held with Dodson Courtyard Apartments Owner LLC to an unaffiliated third party for a sales price of $5.1 million. The note is in the A position and the unaffiliated note holder initially funded $3.2 million of its $5.1 million commitment. During 2025, the Company called and received $3.5 million of the noteholder’s commitment, leaving $1.6 million unfunded at the end of the period. Subsequent to the end of the period, the Company called and received an additional $0.8 million of the noteholder’s commitment.

On December 5, 2025, the Company entered into two loan participation agreements whereby the Company sold participation interests in the loan held with Dodson Courtyard Apartments Owner LLC equal to approximately 10.00% and 10.00% to unaffiliated third parties for sales prices of $0.8 million and $0.8 million, respectively.

On December 19, 2025, the Company entered into a loan agreement with 140 Holiday Owner, LLC, a Louisiana limited liability company, to provide an $8.4 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company's servicing arrangement. The loan matures on December 31, 2026, though such maturity date can be extended for up to three consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Louisiana.

On December 19, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a participation interest in the loan held with 140 Holiday Owner, LLC equal to approximately 14.59% of a $8.4 million senior secured loan to ROCF IV SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

On December 19, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a participation interest in the loan held with 140 Holiday Owner, LLC equal to approximately 14.23% of a $8.4 million senior secured loan to ROIOF SPV, LLC, a related party and Delaware limited liability company, for a purchase price of $1.2 million.

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through December 31, 2025, all participations have been sold at par.

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Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

6. Line of Credit

On January 7, 2025, the Company’s subsidiary, ROCF VI SPV, LLC, and five of the Company’s affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VII SPV, LLC) entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank. ROCF VII SPV, LLC serves as the Borrower Representative. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month tenor of Term SOFR rate plus an applicable margin. The facility expires on January 7, 2028.

On March 4, 2025, the Company made an initial draw of $10.8 million. During the year ended December 31, 2025, the Company repaid $11.7 million on the facility and assumed an additional $10.0 million through the purchase of a participation interest from ROCF II SPV, LLC and ROCF V SPV,LLC in previously levered loans and drawdowns. As of December 31, 2025, the Company had $9.1 million drawn on the facility and $18.0 million drawn across the Company and its affiliates.

The Company has incurred debt issuance costs related to the Cross River Bank facility, and such costs have been capitalized and amortized through the maturity of the facility. As of December 31, 2025, there have been $0.3 million of debt issuance costs incurred by ROCF VI SPV, LLC. During the year ended December 31, 2025, $0.08 million has been amortized to interest expense.

7. Notes payable, net

As of December 31, 2025, Red Oak Capital Fund VI, LLC (the “Fund”) had outstanding borrowings under a note arrangement related to the commercial real estate loan collateralized by the Dodson Courtyard Apartments property (the “third-party note”). The third-party note accrues interest at the one-month tenor of Term SOFR, with a floor of 4.50%, plus a margin of 5.50% (an effective rate of 10.00% at December 31, 2025). The note matures on March 31, 2027.

The third-party note represents financing obtained by the Fund in connection with its investment activities and is recorded as notes payable on the accompanying balance sheet. The third-party note is secured by the Fund’s interests and related cash flows associated with the underlying loan collateral, as governed by the applicable loan and participation agreements. The Fund’s exposure under the third-party note is generally limited to the pledged interest and related collateral.

At December 31, 2025, the outstanding principal balance of the third-party note was $3.5 million. Debt issuance costs of $0.05 million were capitalized and are presented as a reduction to notes payable. Accordingly, the third-party note was recorded at a net carrying value of $3.4 million as of December 31, 2025.

8. Bonds payable

During the year ended December 31, 2025, the Company issued no bonds. During the year ended December 31, 2024, the Company issued $0.8 million and $0.1 million of A Bonds and Ra Bonds, respectively. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. As of December 31, 2025 and December 31, 2024, the total debt issuance costs incurred by the Company were approximately $2.4 million and $2.4 million, respectively. During the years ending December 31, 2025 and December 31, 2024, $0.4 million and $0.4 million were amortized to interest expense related to the bonds, respectively.

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Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

8. Bonds payable (continued)

Bonds payable as of December 31, 2025 and December 31, 2024 were comprised of the following:

	12/31/2025	12/31/2024
Series A Bonds payable, gross	$28,677,000	$28,677,000
Series Ra Bonds payable, gross	530,000	530,000
Debt issuance costs (unamortized balance)	(1,292,693)	(1,723,197)
Total bonds payable, net	$27,914,307	$27,483,803

The Company executes quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the years ended December 31, 2025 and December 31, 2024, the Company incurred interest expense of $3.2 million and $2.8 million, respectively. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the years ended December 31, 2025 and December 31, 2024, $0 and $2,539 of interest was prepaid by bondholders, respectively. No prepaid bond interest payable was outstanding at December 31, 2025 and December 31, 2024, respectively.

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2026	$-
2027	-
2028	29,207,000
2029	-
2030	-
Total bonds payable, gross	$29,207,000

9. Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the years ended December 31, 2025 and December 31, 2024, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no distributions. As of December 31, 2025, the Managing Member held approximately one Common Unit.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

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Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

9. Member’s capital (continued)

For the years ended December 31, 2025 and December 31, 2024, capital contributions by Series A Unitholders totaled $0 and $0.7 million, respectively. As of December 31, 2025, the Series A Unitholders held 19,134 Series A Units.

For the years ended December 31, 2025 and December 31, 2024, capital distributions totaled $1.9 million and $1.9 million, respectively, which included accumulated but unpaid preferred distributions of $0.7 million and $0.7 million, respectively. See Note 11. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders. Additionally, certain Series A Unitholders have prepaid their preferred return for the period from the first date of the quarter prior to their unit purchase through the equity closing date. Such prepayment entitles these unitholders to a full quarterly preferred return payment. During the years ended December 31, 2025 and December 31, 2024, $0 and $140 of preferred return was prepaid by unitholders, respectively. $0 of Prepaid Series A preferred return payable was outstanding at December 31, 2025 and December 31, 2024, respectively.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company's ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

The Series A Units are also redeemable within 90 days of the death, total permanent disability, or bankruptcy of a Series A Unitholder at a price per unit of (i) $920, if requested prior to the third anniversary of the first issuance of Series A Units to the holder, or (ii) $1,000 thereafter, plus any accrued but unpaid preferred return payments. For the years ended December 31, 2025 and December 31, 2024, redemptions of Series A Units totaled 50 Units and 65 Units, respectively.

10. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

11. Subsequent events

On January 21, 2026, in accordance with the offering circular, the Company executed quarterly Bondholder interest payments for $0.6 million to the trustee, UMB Bank, N.A., and paying agent, Vistra.

On January 21, 2026, in accordance with the offering circular, the Company executed quarterly Series A Unitholder preferred distribution payments for $0.4 million to the paying agent, Vistra.

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Red Oak Capital Fund VI, LLC and Subsidiaries Notes to Consolidated Financial Statements December 31, 2025 and December 31, 2024

11. Subsequent events (continued)

On February 11, 2026, mortgage note borrower Prime Realty Ventures Loan 2 LLC paid off its note pursuant to a property sale. The Company received $2.4 million in proceeds, resulting in full repayment of the loan’s principal amount and partial repayment of outstanding interest. As a result of the payoff, the loan was removed from the Cross River Bank facility borrowing base and the Company paid down $0.6 million using payoff proceeds.

On February 13, 2026, in accordance with the offering circular, the Company executed the 1.5% additional Series A Unitholder preferred distribution payments for $0.3 million to the paying agent, Vistra. The payment covered all accrued but unpaid distributions as of December 31, 2025.

On March 11, 2026, the Company issued a notice of default to mortgage note borrower McKinney Capital Hermosa Partners, LLC for failure to make required interest payments. The notice of default was not cured by the March 18, 2026 cure date and management placed the loan in non-accrual status on that date, in accordance with its policy.

On March 25, 2026, pursuant to a Note Modification and Severance Agreement between the Company and 140 Holiday Owner, LLC, the original promissory note was severed into two amended and restated promissory notes: an Amended and Restated Promissory Note A in the principal amount of $7.2 million payable to an unaffiliated third party, and an Amended and Restated Promissory Note B in the principal amount of $1.3 million retained by the Company. Both notes are secured by the underlying property. In connection with the restructuring, the Company settled the outstanding $2.4 million participation interests from ROCF IV SPV, LLC and ROIOF SPV, LLC.

On April 14, 2026, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company purchased an additional 46.51% interest in the $8.6 million senior secured loan with Sky Irondequoit, LLC from ROCF V SPV, LLC for a purchase price of $4.0 million. ROCF V SPV, LLC pledged the loan to the Cross River Bank facility on March 4, 2025. As of April 14, 2026, ROCF V SPV, LLC had drawn $1.0 million on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, assumed the $1.0 million line balance.

On April 23, 2026, in accordance with the offering circular, the Company executed quarterly bondholder interest payments for $0.6 million to the trustee, UMB Bank, N.A., and paying agent, Vistra.

On April 23, 2026, in accordance with the offering circular, the Company executed quarterly Series A Unitholder preferred distribution payments for $0.4 million to the paying agent, Vistra.

The consolidated financial statements were approved by management and available for issuance on April 29, 2026. Subsequent events have been evaluated through this date.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC*

(3)(a)	Form of Indenture*

(3)(b)	Form of A Bond*

(3)(c)	Form of Ra Bond*

(4)	Subscription Agreement*

* Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, NC on April 29, 2026.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

40